[redacted]

09057757

SECU[...] SSION

PB 3/3

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 22589 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. HERZIG & CO., INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200
(No. and Street)

| ROSEYN HEIGHTS | NY | 11577 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE LLP
(Name – *if individual, state last, first, middle name*)

| 440 PARK AVENUE SOUTH | NEW YORK | NY | 10016 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section FEB 24 2009 Washington, DC 101

PROCESSED MAR 1 2 2009 THOMSON REUTERS

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JA 3/11

## OATH OR AFFIRMATION

I, THOMAS HERZIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P. R. HERZIG & CO., INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2010

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

This is to confirm that the 2008 annual statements and operational reports filed with FINRA by P.R. Herzig & Co., Inc. have been made available to all members of the firm.

_______________________ L.S.
THOMAS HERZIG

Sworn to before me this,

20th day of February 2009

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2010

_______________________
NOTARY PUBLIC

**P.R. HERZIG & CO., INC.**

**PART I**

**DECEMBER 31, 2008**

**P.R. HERZIG & CO., INC.**
**AUDITED ANNUAL REPORT**

**December 31, 2008**

## Table of Contents

ERE
accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

## INDEPENDENT AUDITORS' REPORT

Officers and Stockholders
P. R. Herzig & Co., Inc.

We have audited the accompanying statement of financial condition of P.R. Herzig & Co., Inc. as of December 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.R. Herzig & Co., Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

ERE LLP

New York, NY
February 09, 2009

STATE OF NEW YORK )
)ss.:
COUNTY OF NASSAU )

Thomas Herzig being duly sworn deposes and says:

1. That he is an officer in the firm of P.R. Herzig & Co., Inc.

2. That he has examined the attached Financial Statements and supporting schedules as of December 31, 2008 and to the best of his knowledge and belief, the financial statement and supporting schedules are true and correct.

_______________ (L.S.)

Sworn to before me this

20th day of February 2009

NOTARY PUBLIC

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 20 10

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5

# FOCUS REPORT

## (Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16]  2) Rule 17a-5(b) [ ] [17]  3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]  5) Other [ ] [26]

NAME OF BROKER-DEALER: P. R. HERZIG & CO., INC. [13]

SEC FILE NO.: 8-22589 [14]

FIRM I.D. NO.: 13-2919194 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200 [20]
(No. and Street)

ROSLYN HEIGHTS [21] NY [22] 11577 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/08 [24]

AND ENDING (MM/DD/YY): 12/31/08 [25]

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

ARTHUR PESNER [30]

**(Area Code) — Telephone No.**

516-621-0200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

| | |
|---|---|
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ____
Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

**ATTENTION** — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

## TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

ERE LLP

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

[70]

ADDRESS

| 440 PARK AVENUE SOUTH [71] | NEW YORK [72] | NY [73] | 10016 [74] |
|---|---|---|---|
| Number and Street | City | State | Zip Code |

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

**FOR SEC USE**

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| [50] | [51] | [52] | [53] | | | |

# P.R. HERZIG & CO., INC.

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2008**

| | | |
|---|---|---|
| Assets: | | |
| Cash | $ | 453,424 |
| Securities - at market | | 2,058,989 |
| Deposits | | 76,796 |
| Loans receivable - officer | | 25,000 |
| Prepaid expenses | | 10,347 |
| Property and equipment, net of accumulated depreciation of $33,936 | | 29,720 |
| **Total Assets** | **$** | **2,654,276** |
| Liabilities and Stockholders' Equity: | | |
| Liabilities: | | |
| Due to broker | $ | 5,266 |
| Accounts payable and accrued expenses | | 60,291 |
| Total Liabilities | | 65,557 |
| Stockholders' Equity: | | |
| Common stock, authorized 500 shares no par value; issued and outstanding 200 shares | | 100,000 |
| Retained earnings | | 2,488,719 |
| Total Stockholders' Equity | | 2,588,719 |
| **Total Liabilities and Stockholders' Equity** | **$** | **2,654,276** |

The accompanying notes are an integral part of the financial statements.

## 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization

P.R. Herzig & Co., Inc. ("the Company") was incorporated in New York State on November 2, 1977. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. The Company provides both advisory as well as managed portfolio services to high net worth sophisticated individual investors and institutions based primarily in the New York Metropolitan area.

Investments and Security Transactions

Investments are classified as trading securities and are valued at market value. Security transactions are recorded on a trade date basis. The Company buys securities on margin. At December 31, 2007 the amount due to the broker was $5,266.

The Company clears all transactions on a fully disclosed basis with a clearing broker. They promptly transmit all funds and deliver all securities to the clearing broker. They do not hold funds or securities for, or owe money or securities to, customers.

Cash and Cash Equivalents

For financial statement purposes, the Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

The Company reviews long-lived assets to determine whether there has been any permanent impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Revenue Recognition

Commission income is recorded on a settlement date basis.

Income Taxes

The Corporation is subject to taxation as a regular corporation for federal and state purposes. Income taxes are accounted for by the asset/liability approach in accordance with FAS-109(Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The current and deferred tax provisions in the financial statements include consideration of uncertain tax positions in accordance with FAS FIN 48, *Accounting for Uncertain Tax Positions.*

**2. PROPERTY AND EQUIPMENT:**

Property and equipment, at cost, consists of the following at December 31,

| | 2008 | Estimated Useful Life |
|---|---|---|
| Furniture and equipment | $ 32,950 | 5-7 |
| Leasehold improvement | 30,706 | 39 |
| | 63,656 | |
| Less: accumulated depreciation and amortization | (33,936) | |
| | $ 29,720 | |

Depreciation and amortization expense for the year ended December 31, 2008 was $1,042.

**3. COMMITMENTS AND CONTINGENCIES:**

Leases

Effective February 1, 2002, the Company entered into a lease for space in Roslyn Heights, New York. The terms of the agreement call for a 5 year period ending January 31, 2007. In December 2006, the Company exercised its option to extend the lease for an additional three year period expiring January 31, 2010. The future minimum lease payments are as follows:

| For the Year Ending December 31, | |
|---|---|
| 2009 | $ 129,543 |
| 2010 | 10,830 |
| | $ 140,373 |

The rent expense for 2008 was $127,212. The above is subject to escalation due to increases in real estate taxes.

Profit Sharing Plan:
The Company has a profit-sharing plan that covers all qualified employees. Contributions to the plan are at the discretion of the Board of Directors. For the year ended December 31, 2008, a 12% contribution was accrued for qualified employees in the amount of $29,988. During 2008, a payment of $76,145 was made representing the contribution payable at December 31, 2007.

**4. SECURITIES:** Securities at December 31, are as follows:

| | | 2008 |
|---|---|---|
| Equity securities, at cost | $ | 2,186,293 |
| Net unrealized loss | | (127,304) |
| Fair market value | $ | 2,058,989 |

The Company had a net unrealized holding loss on trading securities in 2008 of $534,239.

**5. LOAN RECEIVABLE - OFFICER:** As of December 31, 2008, $25,000 was owed to the Company by an officer. Interest is being charged at 2% a year. The loan is payable on demand.

**6. NET CAPITAL REQUIREMENTS** Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital, as adjusted, of $2,066,786 which was $1,966,786 in excess of the required $100,000. The Company's net capital ratio was .03 to 1.00.

**7. CONCENTRATION OF CREDIT RISK:** The Company maintains various bank and money market accounts that, at times, may exceed the maximum FDIC limit of $250,000 per bank. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

**8. INCOME TAXES:**

The provisions for income taxes for 2008 consist of the following:

| | | |
|---|---|---|
| Current federal tax expense | $ | 2,270 |
| Current state tax expense | | 2,263 |
| Deferred tax benefit | | (95,000) |
| | $ | (90,467) |

The Company files income tax returns in the U.S. and New York State. With few exceptions, the Company is no longer subject to U.S. federal and state and local income tax examinations by tax authorities for years before 2005.

**9. IMPLEMENTATION OF NEW ACCOUNTING PRONOUNCEMENTS**

Management has elected to defer the application of FAS FIN 48, *Accounting for Uncertain Tax Positions* in accordance with FSP FIN 48-3. FSP FIN 48-3 defers the effective date for FIN 48 for certain private companies until fiscal years beginning after December 15, 2008. The Company will continue to follow FAS 5, *Accounting for Contingencies*, until it adopts FIN 48.

P.R. HERZIG & CO., INC.

PART II

DECEMBER 31, 2008

ERE
accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
P. R. Herzig & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of P. R. Herzig & Co., Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption procedures of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

financial statements in conformity with generally accepted accounting principles.. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including control activities for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct for their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ERE LLP

New York, NY
February 09, 2009

# P.R. HERZIG & CO., INC.

## STATEMENT OF OPERATIONS

**For the year ended December 31, 2008**

| | |
|---|---|
| Revenues | |
| Commissions | $ 1,192,679 |
| Security trading and miscellaneous | (615,842) |
| Total revenues | 576,837 |
| Expenses: | |
| Salaries and other operating expenses | 1,312,084 |
| Net loss before income tax benefit | (735,247) |
| Income tax benefit | 90,467 |
| **Net loss for the year** | **$ (644,780)** |

The accompanying notes are an integral part of the financial statements.

# P.R. HERZIG & CO., INC.

## STATEMENT OF CASH FLOW

**For the year ended December 31, 2008**

| | |
|---|---|
| Cash Flow From Operating Activities: | |
| Net loss for the year | $ (644,780) |
| Adjustments to reconcile net gain to net cash provided by operations: | |
| Depreciation and amortization | 1,042 |
| Decrease in deferred income taxes | (95,000) |
| Changes in Operating Assets and Liabilities: | |
| Increase in deposits | (763) |
| Increase in accounts payable and accrued expenses | (55,354) |
| Decrease in long securities at market | 1,401,933 |
| Decrease in due to broker | (661,102) |
| Decrease in prepaid taxes and expenses | (10,263) |
| **Net cash provided by operating activities** | (64,287) |
| Cash Flow From Investing Activities: | |
| Acquisition of furniture and fixtures | (3,628) |
| **Net cash used in investing activities** | (3,628) |
| Net increase in cash | (67,915) |
| Cash, beginning of year | 521,339 |
| **Cash, end of year** | **$ 453,424** |

**Supplemental Disclosures of Cash Flow Information:**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ 20,030 |
| Income taxes | $ 14,522 |

The accompanying notes are an integral part of the financial statements.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

**For the year ended December 31, 2008**

| | |
|---|---|
| Balance, January 1, 2008 | $ 3,133,499 |
| Net loss for the year | (644,780) |
| **Balance, December 31, 2008** | $ 2,488,719 |

The accompanying notes are an integral part of the financial statements.

# P.R. HERZIG & CO., INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION - SCHEDULE I

**For the year ended December 31, 2008**

| | | |
|---|---|---|
| Stockholders' Equity | | $ 2,588,719 |
| Less: Nonallowable assets: | | |
| Furniture and leasehold improvements | $ 29,720 | |
| Deposits | 51,796 | |
| Loan receivable | 25,000 | |
| Prepaid expenses | 2,847 | |
| | | 109,363 |
| | | 2,479,356 |
| Less: 15% of market value of securities long | 308,848 | |
| Undue concentration | 103,721 | |
| Blockage | - | |
| | | 412,569 |
| Net Capital | | $ 2,066,787 |
| Aggregate indebtedness | | $ 65,557 |
| Percentage of aggregate indebtedness to net capital | 3 | |
| Note: | | |
| Net capital as computed above | | $ 2,066,787 |
| Net capital per unaudited Focus Report | | 2,066,805 |
| Decrease in net capital (see below) | | $ (18) |

The increase in the net capital per audited focus and that of the unaudited focus is the result of rounding.

## COMPUTATION OF NET CAPITAL UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION - SCHEDULE I

**For the year ended December 31, 2008**

1 The firm's minimum capital requirement is $4,370 or $ 100,000

2 The excess net capital at December 31, 2008 is computed as follows:

| | |
|---|---|
| Net Capital per Page 10-A - Part I of the Annual Report | $ 2,066,787 |
| Less: Minimum Capital Requirement | 100,000 |
| Excess Net Capital - December 31, 2008 | $ 1,966,787 |

3 There are no financial instruments with concentration of credit risk.

END